October 3, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro

Doug Jones

Re:	Flywire Corp

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended June 30, 2024

File No. 001-40430

Dear Messrs. Shapiro and Jones:

On behalf of Flywire Corporation (the “Company,” “we,” “us,” and “our”), the following responses are provided to the comments submitted to the Company by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated September 19, 2024 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) and the Company’s Quarterly report on Form 10-Q for the quarter ended June 30, 2024 (the “Form 10-Q”). For your convenience, we have restated below in italics each comment from the Letter and have supplied our response to the comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 44

1.

Refer to your response to comment 6 and the intended revised disclosure therein. It appears operating cash flows materially worsened by almost $32 million between the six months ended June 30, 2024 and June 30, 2023. Though you state you will explain the underlying reasons and implications of material changes in operating cash flows between periods, it appears the focus of your intended revised disclosure is how operating cash flows are derived for each period. For the $32 million change noted above, it appears the primary factors are changes in funds receivable from payment partners and funds payable to clients, but we did not note any specific discussion in your intended revised disclosure about their impact on the change. Please ensure your disclosure is a comparative analysis of the change in operating cash flows between periods and all material factors impacting the change are discussed. Also, in your intended revised disclosure it is not clear how non-cash items explains changes in cash or the correlation between changes in operating assets and liabilities and revenue growth. Please clarify.

Response: The Company has reviewed the discussion of operating cash flows and based upon the Staff’s comment intends to modify its future disclosures accordingly. The Company undertakes in future filings to provide a more fulsome analysis in our operating activities discussion. Also, the Company will undertake to provide additional specificity as to underlying reasons for the material changes in operating cash flows and provide detailed analysis of known material trends, events, demands, commitments, and uncertainties applicable to our financial statements, including relevant factors described above, in accordance with the requirements of Item 303 of Regulation S-K. Please see below for an example revised discussion for the six-month period ending June 30, 2024 compared to 2023.

“Operating Activities

Net cash used in operating activities consists of net loss adjusted for certain non-cash items and changes in our operating assets and liabilities.

During the six months ended June 30, 2024, cash used in operating activities of $57.4 million was primarily the result of net loss of $20.1 million, adjusted for non-cash expenses of $38.8 million, which primarily included stock-based compensation expenses of $31.9 million and depreciation and amortization of $8.5 million, offset by changes in our operating assets and liabilities, net of acquisitions, of $76.1 million.

During the six months ended June 30, 2023, cash used in operating activities of $25.7 million was primarily the result of net loss of $20.5 million, adjusted for non-cash expenses of $28.7 million, which primarily included stock-based compensation expenses of $20.0 million, depreciation and amortization of $7.9 million, provision for uncollectible accounts of $0.6 million, offset by a deferred tax benefit of $0.6 million and changes in our operating assets and liabilities, net of acquisitions, of $33.8 million.

Net cash used in operating activities was $57.4 million during the six months ended June 30, 2024, compared to $25.7 million during the six months ended June 30, 2023. The increase of $31.7 million in our net cash used in operating activities was primarily related to a net increase in our operating assets and liabilities, net of acquisitions, of $76.1 million during the six months ended June 30, 2024, compared to $33.8 million during the six months ended June 30, 2023. This increase was driven by an increase in funds payable to clients of $52.4 million compared to the prior year period primarily as a result of the timing of payments to our clients in the applicable period, partially offset by an increase in funds receivable from payment partners of $9.3 million, as a result of the timing of collections from our partners in the applicable period. The timing of payments to our clients will vary from period to period based on when our client’s customer payment for a particular transaction is made and when we are contractually required to remit such payment to our client. The timing of collections from our partners will vary from period to period based on when our clients’ customer payment for a particular transaction is made, as well as the customer’s payment method which impacts the timing of settlement of the payment. This net increase in cash used was offset by the impact to our operating cash flows from our net loss (after adjustments for an increase in non-cash expenses of $10.1 million) which decreased by $10.6 million for the six months ended June 30, 2024, compared to the prior period, reflective of the growth in transaction payment volumes, from both our existing clients and new clients and an increase in interest income as a result of our higher cash balances and higher market interest rates, offset by increases in our costs and operating expenses, the largest of which was our payment processing services costs.”

* * * * *

[Remainder of page intentionally left blank.]

Please contact me directly at (857) 365-3836 if you have any questions about this response letter.

Sincerely yours,

Flywire Corporation

/s/ Cosmin Pitigoi
Cosmin Pitigoi
Chief Financial Officer

cc:	Michael Massaro, Chief Executive Officer

Robert Orgel, President and Chief Operating Officer

Peter Butterfield, General Counsel and Chief Compliance Officer

David Gammell, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John Maciejewski, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP